Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

November 26, 2014

Mr. Russell Mancuso

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Harmony Merger Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 10, 2014
File No. 333-197330

Dear Mr. Mancuso:

On behalf of Harmony Merger Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated October 24, 2014, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 2 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Tom Jones.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Fee Table

1.	Because your fee table indicates that you are registering for sale the common shares underlying the warrants, please include the appropriate registration fee for those shares.

We have revised the fee table to remove the line item relating to the shares underlying the warrants. Accordingly, we respectfully believe that this comment is no longer applicable.

Securities and Exchange Commission

November 26, 2014

2.	Here and throughout your document where you disclose the title of warrants with a redemption feature, please include a reference to the security being redeemable. See Instruction 1 to Regulation S-K Item 202.

We have revised the disclosure throughout the Registration Statement as requested.

Prospectus Cover

3.	Given your response to prior comment 2 that you will know before the registration statement is declared effective whether Nasdaq has approved your listing application, please file an amendment before your registration statement is effective to reflect applicable changes to your disclosure if your application is not approved.

We confirm that we will file an amendment before the Registration Statement is declared effective to reflect applicable changes to the disclosure if the Company’s application to list on Nasdaq is not approved.

Private Placements, page 2

4.	We note that the warrants included in the unregistered offering will not be redeemable and have different exercise rights than the warrants offered to the public in the registered offering. Please tell us whether you believe that the warrants included in the unregistered offering will ever be tradable on the Nasdaq under the symbol for the redeemable warrants that you are registering for sale to the public in this transaction, and, if so, how the open market purchaser will know which type of warrant is being purchased.

The form of private warrant is identical to the public warrants. The above referenced differences are contractual in nature and not part of the warrants themselves. The foregoing is evidenced in Section 2.5 of the form of warrant agreement, a copy of which is being filed herewith, and which makes clear that the form of private warrant is the same as the public warrants. For instance, the disclosure on page 3 and elsewhere in the Registration Statement indicates that the differences referred to above with respect to redemption and exercise rights apply only “so long as [the warrants] continue to be held by the initial purchasers or their permitted transferees.” Once sold into the market, such contractual rights cease to apply. Accordingly, we respectfully believe there will not be any confusion as to what type of warrant a purchaser is acquiring as they are all the same once sold into the public market. We therefore have not made any revision to the disclosure in the Registration Statement in response to this comment.

5.	Where you refer to the private warrants being identical to the warrants to be sold in the registered offering except for the cited differences, please also highlight briefly the difference mentioned in the last sentence of the penultimate risk factor on page 18.

We have revised the disclosure on pages 3, 73, 74 and 75 of the Registration Statement as requested.

Securities and Exchange Commission

November 26, 2014

Securities Offered, page 4

6.	We note your response to prior comment 3 and the disclosure of your belief that your warrants make you a more attractive merger partner. Please provide us the basis for your belief. Address in your response the relevant structure of current competitors.

We have revised the disclosure on page 4 of the Registration Statement to clarify that the Company believes its unit structure makes it a more attractive merger partner compared to companies whose unit structure includes a warrant to purchase more than three-fourths of a share of common stock. We therefore respectfully believe this comment is no longer applicable.

Warrants, page 5

7.	Please highlight prominently that the terms of the warrants that you summarize here could be changed without a holder’s consent. We note your disclosure on page 19 and page 80 about changes with a 65% vote.

We have revised the disclosure on page 7 of the Registration Statement as requested.

Amended and Restated Certificate of Incorporation, page 6

8.	Please expand your response to prior comment 6 to provide us your analysis supporting your belief that the parties to a contract cannot mutually agree to waive a term prohibiting amendment.

We have revised the disclosure on page 21 of the Registration Statement to provide a risk factor as previously requested. We therefore respectfully believe this comment is no longer applicable.

Liquidation if No Business Combination, page 53

9.	Please reconcile your disclosure on page 55 and response 15 in your letter to us dated September 8, 2014 with the parenthetical phrase in clause (ii) of Article 6.E in exhibit 3.2.

We have revised Article 6.E of Exhibit 3.2 to reconcile such disclosure to the disclosure in the Registration Statement and contained in our prior response 15 as requested and have re-filed Exhibit 3.2 herewith.

Securities and Exchange Commission

November 26, 2014

Principal Stockholders, page 70

10.	We note your response to prior comment 8. Please expand the disclosure in footnote (3) on page 70 to identify the three members of the board of directors of Polar Securities, Inc.

After further review of Staff’s comments, we have been advised by Polar Securities that J. Paul Sabourin, Chairman and Chief Investment Officer of Polar Securities, has voting and dispositive power over the above-referenced shares. We have revised the disclosure on page 72 of the Registration Statement to reflect the foregoing as requested.

11.	It appears from the disclosure in the carryover paragraph at the top of page 72 that the purchasers can transfer their shares only if the transferee agrees to the same terms and conditions as the original holder, such as the agreement not to convert shares into cash from the trust account or to amend the provisions of your certificate of incorporation. However, it appears from the first bullet point on page 3 of exhibit 10.6 that the transferee only has to agree to a transfer restriction. Please clarify.

We have revised the disclosure on pages 3 and 75 of the Registration Statement and in Exhibit 10.6 to clarify the provisions that a transferee must agree to as requested.

Warrants, page 77

12.	Please revise your description of the warrants to be consistent with the requirements of Rule 421(b). We note for example the last paragraph on page 79.

We have revised the disclosure on page 82 of the Registration Statement as requested.

13.	We note the 65% vote requirement mentioned on page 80. Please clarify whether the redeemable warrants and private warrants vote together on these matters and whether you can issue other warrants that can be counted toward the 65%.

We have revised the disclosure on page 82 of the Registration Statement as requested.

14.	Please provide us your analysis of whether the beneficial ownership limitation mentioned on page 80 can be waived by the parties or can be avoided by transferring the securities to an affiliate of the holder. Also, please disclose the implications of the proviso to Rule 13d-3(d)(1)(i), which specifies that any person who acquires a warrant with the purpose or effect of changing or influencing the control of the company, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition will be deemed to be the beneficial owner of the underlying common stock.

With respect to the first part of the Staff’s comment, we respectfully advise the Staff that the above referenced provision is solely for the benefit of a warrant holder and is solely at the holder’s option and discretion. The Company has no input in whether it is requested by a holder. Accordingly, there is never a need to waive the provision or seek to avoid it as a warrant holder would just not seek to take advantage of the provision in the first place. We have clarified the foregoing on page 80 of the Registration Statement.

Securities and Exchange Commission

November 26, 2014

With respect to the second part of the Staff’s comment, we have revised the disclosure on page 83 of the Registration Statement to address the implications of the proviso to Rule 13d-3(d)(1)(i) as requested.

Exhibit 10.6

15.	Please file as exhibits the final subscription agreements with the initial stockholders.

We have filed the form of final subscription agreements with the initial stockholders as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Eric S. Rosenfeld